Redacted

Fee Schedule has been excluded because it is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed

COOK & BYNUM FUNDS TRUST
THIRD AMENDMENT TO THE
TRANSFER AGENT SERVICING AGREEMENT

    THIS THIRD AMENDMENT (this “Amendment”) to the Transfer Agent Servicing Agreement, dated as of May 2, 2012, as amended as of February 20, 2018 and March 25, 2015 (the “Agreement”), is entered into as of the latest date on the signature page, by and between COOK & BYNUM FUNDS TRUST, a Delaware trust (the “Trust”), and U.S. BANCORP FUNDS SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the term of the Agreement; and
WHEREAS, the parties desire to amend the fee schedule of the agreement, effective as of October 1, 2018; and
WHEREAS, Section 13 of the Agreement allows for its amendment by a written instrument executed by all parties, and authorized or approved by the board of trustees of the Trust (the “Board of Trustees”).

    NOW, THEREFORE, the parties agree as follows:

1.Section 13. “Term of Agreement; Amendment” is hereby superseded and replaced with the following:

13. Term of Agreement; Amendment
This Agreement shall continue until September 30, 2021. This Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Trust and authorized or approved by the Board of Trustees. The provisions of this Section 13 shall also apply to Exhibit C.
2.Amended Exhibit D, effective until September 30, 2018, of the Agreement is hereby superseded and replaced effective as of October 1, 2018, with Second Amended Exhibit D attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

[Signatures on the following page]

    IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year last written below.

COOK & BYNUM FUNDS TRUST By: /s/David A. Hobbs Name: David A. Hobbs Title: Vice President Date: 8/16/2018	U.S. BANCORP FUND SERVICES, LLC By: /s/Anita M. Zogrodnik Name: Anita M. Zogrodnik Title: Senior Vice President Date: 8/20/2018

Second Amended Exhibit D to the Transfer Agent Servicing Agreement – Cook & Bynum Funds Trust

Transfer Agent, Shareholder & Account Services Fee Schedule, Effective 10/01/18

Annual Service Charges to the Fund*
▪Base Fee per CUSIP            $[ ] for each CUSIP in Fund Complex
▪Open Accounts             $[ ] per open ML0 account
$[ ] per open ML3 account
▪Closed (zero balance) Accounts         $[ ] per closed account

Annual Basis Point Fee
[ ] basis points on the first $500 million
[ ] basis points on the balance

Services Included in Annual Basis Point Fee
▪Telephone Calls
▪Voice Response Calls
▪Manual Shareholder Transaction & Correspondence
▪Omnibus Account Transaction
▪Daily Valuation/Manual 401k Trade
▪Report Source – Client on-line access to fund and investor data. Includes set up and 2 user Ids.
▪NSCC System Interface
▪Short-Term Trader Reporting – Software application used to track and/or assess transaction fees that are determined to be short-term trades.
▪Excessive Trader – Software application that monitors the number of trades (exchanges, redemptions) that meet fund family criteria for excessive trading and automatically prevents trades in excess of the fund family parameters.
▪12b-1 Aging – Aging shareholder account share lots in order to monitor and begin assessing 12b-1 fees after a certain share lot age.

Chief Compliance Officer Support Fee
▪$[ ] per year per fund complex

Miscellaneous Expenses
All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred:
Telephone toll-free lines, mailing, sorting and postage, stationery, envelopes, service/data conversion, AML verification services, special reports, record retention, lost shareholder search, disaster recovery charges, ACH fees, Fed wire charges, NSCC activity charges, DST charges, shareholder/dealer print out (daily confirms, investor statements, tax, check printing and writing and commissions), voice response (VRU) maintenance and development, data communication and implementation charges, specialized programming, omnibus conversions, travel, excess history, FATCA and other compliance mailings, electronic document archiving.

Additional Services
Additional services not included above shall be mutually agreed upon at the time of the service being added. Digital Investor shareholder e-commerce, FAN Mail electronic data delivery, Vision intermediary e-commerce, client Web data access, recordkeeping application access, programming charges, outbound calling & marketing campaigns, training, cost basis reporting, investor email services, dealer reclaim services, literature fulfillment, money market fund service organizations, charges paid by investors, physical certificate processing, CUSIP setup, CTI reporting, sales reporting & 22c-2 reporting (MARS), electronic statements (Informa), Fund Source, EConnect Delivery, Shareholder Call review analysis, statement support, Mutual Fund Profile II services, dealer/fund merger events, NAV reprocessing, voluntary state withholdings and additional services mutually agreed upon.

In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., compliance with new liquidity risk management and reporting requirements).

*Subject to annual CPI increase – All Urban Consumers – U.S. City Average
Fees are calculated pro rata and billed monthly.

The monthly fee for an open account shall be charged in the month during which an account is opened through the month in which such account is closed. The monthly fee for a closed account shall be charged in the month following the month during which such account is closed
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